

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

Kim Rivers
Chairman, President and Chief Executive Officer
Trulieve Cannabis Corp.
6749 Ben Bostic Road
Quincy, FL 32351

      Re: Trulieve Cannabis Corp.
            Draft Registration Statement on Form S-1
            Submitted February 5, 2021
            CIK 0001754195

Dear Ms. Rivers:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences

cc: Stacie S. Aarestad, Esq.